                                                                 October 4, 2006



VIA EDGAR AND HAND DELIVERY
---------------------------

Cecilia D. Blye
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Brilliant Technologies Corporation
         Form 10-KSB for the Fiscal Year Ended December 31, 2005
         Filed May 26, 2006
         File No. 0-23761


Dear Ms. Blye:


         We respond to the comment raised in your letter dated September 25, 2006 to Allan Klepfisz. For your convenience, the comment is included in this letter and is followed by the response.

GENERAL

1. WE NOTE THE DISCLOSURE ON PAGE 8 OF THE FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2001, FILED ON AUGUST 20, 2001 BY NURESCELL INC. THAT ON JULY 11, 2001, NURESCELL INC. ENTERED INTO A MODIFIED LICENSE AGREEMENT WITH YOUR PREDECESSOR, ADVANCED TECHNOLOGY INDUSTRIES, INC.
         (ATI), GRANTING ATI THE RIGHT TO COMMERCIALLY MARKET THE NURESCELL TECHNOLOGY IN COUNTRIES INCLUDING IRAN. IRAN IS IDENTIFIED AS A STATE SPONSOR OF TERRORISM BY THE U.S. STATE DEPARTMENT AND IS SUBJECT TO U.S. ECONOMIC SANCTIONS AND EXPORT CONTROLS. PLEASE ADVISE US WHETHER YOUR COMPANY CURRENTLY HOLDS THE LICENSE AND MARKETING RIGHTS ASSOCIATED WITH THE NURESCELL TECHNOLOGY. IF SO, DESCRIBE FOR US YOUR PAST, CURRENT, AND ANTICIPATED BUSINESS ACTIVITIES OR OTHER CONTACTS WITH IRAN, WHETHER THROUGH PREDECESSOR OR AFFILIATED ENTITIES OR BY ANY OTHER DIRECT OR INDIRECT ARRANGEMENTS. YOUR RESPONSE SHOULD INCLUDE DISCUSSION OF THE EXTENT TO WHICH YOUR DEALINGS HAVE BEEN WITH THE GOVERNMENT OF IRAN, OR ENTITIES CONTROLLED BY OR AFFILIATED WITH THAT GOVERNMENT, AND THE NATURE OF ANY PRODUCTS AND SERVICES YOU HAVE PROVIDED IN IRAN.

         We are no longer a party to that certain License Agreement dated as of June 11, 2001 (the "License Agreement") between Nurescell, Inc. ("Nurescell") and Brilliant Technologies Corporation (f/k/a Advanced Technology Industries, Inc.). In connection with a restructuring of Nurescell contemplated by that certain Restructure Agreement dated as of March 19, 2003 among Triton Private Equities Fund, L.P., Nurescell, ATI Nuklear AG and us, on January 21, 2004 we entered into (i) an Assignment of Technology pursuant to which Nurescell transferred to us the technology which is the subject of the License Agreement (such Assignment of Technology is attached hereto as Exhibit A) and (ii) a Mutual Release Agreement which terminated the License Agreement (such Mutual Release Agreement is attached hereto as Exhibit B).

         We have not had any business activities in, or contacts with, Iran. We also have no plans to have any business activities in Iran. No royalties were ever paid under the License Agreement and except for a nominal amount of revenue generated from one of our consumer products we have not generated any revenue from our operations since our inception. In addition, as first disclosed in our Form 10-KSB for the fiscal year ended December 31, 2004, we discontinued the development of our nuclear based business.

         Should you have any questions or comments regarding the foregoing, please contact Allan Klepfisz at (212) 532-2736.

                                             Sincerely,

                                             BRILLIANT TECHNOLOGIES CORPORATION,



                                             /s/ Allan Klepfisz
                                             -----------------------------------
                                             Name: Allan Klepfisz
                                             Title: Chief Executive Officer

EXHIBIT A

                            ASSIGNMENT OF TECHNOLOGY

         THIS ASSIGNMENT OF TECHNOLOGY (this "Assignment") between Nurescell Inc., a Nevada corporation (the "Assignor"), on the one hand, and Advanced Technology Industries, Inc., a Delaware corporation ("ATI"), and ATI Nuklear AG, a German corporation (the "Assignee"), is effective as of the Closing Date and is delivered pursuant to that certain Restructure Agreement, dated March 19, 2003 among Triton Private Equities Fund, L.P. ("Triton"), Assignor, ATI, and Assignee (the "Restructure Agreement"). All capitalized terms used herein and not defined have the meanings assigned to them in the Restructure Agreement.

                                    RECITALS

         A. The Assignor owns certain patents, patent applications, trademarks and trademark applications relating to a proprietary radiation shielding technology for use by the nuclear power industry and others who produce, handle or store radioactive materials. Such patents, patent applications, trademarks and trademark applications are more specifically listed in Exhibit "1" (the "Technology").

         B. The Technology includes the "Nurescell Technology Material," which is (i) comprised of a unique composite of materials, (ii) designed for incorporation into the structural components of new and existing nuclear reactors and other facilities in order to provide a cost-effective safeguard from the lethal effect of radiation while achieving a minimal disruption to existing facilities, and (iii) expected to provide an innovative shielding material for various other purposes, including nuclear accelerator and defense research applications.

         C. Under the Restructure Agreement, Assignor agreed to assign and transfer the Technology to Assignee and Assignee and ATI agreed to cancel certain promissory notes and other obligations of Assignor to Assignee or ATI upon the satisfaction or waiver of the Transfer Conditions.

         D. The parties hereby agree that the Transfer Conditions have been satisfied and/or waived and wish to consummate the closing of the Restructure Agreement.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing and of the mutual promises contained herein, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. ASSIGNMENT. Assignor hereby assigns to Assignee all right, title and interest in and to the Technology, including all improvements, and patent applications and all divisions and continuations thereof, and all United States Letters Patents which may be granted thereon and all reissues, reexaminations and extensions thereof, and all priority rights under all available international agreements, treaties and conventions for the protection of intellectual property in its various forms in every participating country, and all applications for patents (including related rights such as utility-model registrations, inventor's certificates, and the like) previously or hereafter filed for such improvements in any foreign countries, and all patents (including all continuations, divisions, extensions, renewals, substitutes, and reissues thereof) granted for such improvements in any foreign countries, the trademark registrations and applications for registration listed in Exhibit "1" attached hereto, and all goodwill associated with the Technology; and Assignor hereby authorizes and requests the United States Commissioner of Patents and Trademarks, and any officials of foreign countries whose duty it is to issue patents on applications as aforesaid, to issue all patents for such improvements to Assignee in accordance with the terms of this Assignment.

         2. ENTIRE INTEREST. Assignor hereby covenants that it has full right to convey the entire interest herein assigned, and that it has not executed, and will not execute, any agreement in conflict herewith.

         3. ASSISTANCE TO ASSIGNEE. Assignor hereby covenants and agrees that it will communicate to Assignee any facts known to it respecting the improvements and testify in any legal proceeding, sign all lawful papers, execute all divisional, continuation, substitute and reissue applications, make all rightful oaths and generally do everything possible to assist Assignee in obtaining and enforcing proper patent protection for the improvements in all countries; provided, however, that Assignee or ATI shall promptly reimburse Assignor for the reasonable cost of its compliance with this Section.

         4. ACCEPTANCE OF ASSIGNMENT. Assignee hereby accepts this Assignment.

         5. MISCELLANEOUS.

         5.1. GOVERNING LAW. This Assignment shall be governed in all respects by the laws of the State of California without regard to the conflict of laws provisions. The parties hereto agree to submit to the exclusive jurisdiction of the federal and state courts of the State of California with respect to the interpretation of this Assignment or for the purposes of any action arising out of or relating to this Assignment.

         5.2. SURVIVAL. The representations, warranties, covenants and agreements made herein shall survive the Closing Date. All statements as to factual matters contained in any certificate or other instrument delivered by on behalf of Assignor, Assignee or ATI pursuant hereto or in connection with any of the transactions contemplated hereby shall be deemed to be representations and warranties of Assignor, Assignee or ATI hereunder solely as of the date of such certificate or instrument.

         5.3. SUCCESSORS AND ASSIGNS. The provisions hereof shall inure to the benefit of and be binding upon the parties' successors and assigns; provided, however, that ATI's obligations under Section 5 above shall not be assigned or otherwise transferred without Assignor's prior written consent.

         5.4. ENTIRE AGREEMENT; AMENDMENT. This Assignment, including any agreements contemplated hereunder, constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Except as expressly provided herein, neither this Assignment nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

         5.5. SEVERABILITY. If a court of competent jurisdiction determines that any provision of this Assignment or the application thereof is illegal, void or unenforceable, the remainder of this Assignment will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to reasonably effect the intent of the parties hereto. To the extent practicable, the parties further agree to replace such void or unenforceable provision of this Assignment with a valid and enforceable provision that will achieve the economic, business and other purposes of such void or unenforceable provision as closely as practicable.

         5.6. COUNTERPARTS. This Assignment may be executed in counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument. A facsimile copy shall have the same force and effect as the original.

         WHEREFORE, the undersigned have duly executed this Assignment of Technology effective as of the Closing Date.



ASSIGNOR:

NURESCELL, INC., a Nevada corporation

By: ___________________________________

Print Name: ___________________________

Title: ________________________________



ASSIGNEE:

ATI NUKLEAR AG, a German corporation

By: ___________________________________

Print Name: ___________________________

Title: ________________________________


ATI:

ADVANCED TECHNOLOGY INDUSTRIES, INC.,
a Delaware corporation

By: ___________________________________

Print Name: ___________________________

'Title: _______________________________

                                    EXHIBIT 1

              LIST OF PATENTS, PATENT APPLICATIONS , TRADEMARKS AND
                         TRADEMARK APPLICATIONS ASSIGNED

         Nurescell Inc.'s Technology to be transferred to ATI Nuklear AG is a novel material for shielding and internment of radioactive materials and radioactive waste and attenuation of x-ray energy. The material is designed for incorporation into the structural components of new and existing nuclear reactors and other facilities to provide a cost-effective safeguard from the lethal effects of radiation while achieving minimal disruption of facilities. The material also may have nuclear accelerator and defense research applications.

         The material demonstrates shielding and physical properties superior to commonly used shielding materials such as concrete, steel or, in some cases, lead. The material may be compounded in such a way as to be used either in solid form or as a viscous liquid for specialized applications. The compound may include such materials as polyester epoxy, powdered metals, a coloring agent and polystyrenes in various combinations and ratios.

         The Technology is comprised of the patents and patents applications described in the table below:

Title:            NUCLEAR RESISTANCE CELL AND METHODS OF MAKING SAME

Inventor:                  JOSEPH, ADRIAN:

Applicant/Assignee:        NURESCELL INC.

--------------------------------------------------------------------------------------------------------------------------

COUNTRY                  CHRM           TYPE     FILING DATE  SER/APP/N. NO.    ISSUE DATE PAT. NO.     STATUS
                         MATTER NO.
--------------------------------------------------------------------------------------------------------------------------
United States            25869.00200    NEW      11/6/1998    09/187,641        5/15/2001  6,232,383    ISSUED
--------------------------------------------------------------------------------------------------------------------------
Argentina                25869.00240    CEQ      11/3/1999    990105569                                 PENDING
--------------------------------------------------------------------------------------------------------------------------
Pakistan                 25869.00241    CEQ      10/30/1999   91399                                     PENDING
--------------------------------------------------------------------------------------------------------------------------
WIPO (PCT, int'l appln)  25869.00242    CEO      11/5/1999    PCT/US99/26256                            NAT PHASE
--------------------------------------------------------------------------------------------------------------------------
Peru                     25689.00243    CEQ      11/4/1999    1115                                      PENDING
--------------------------------------------------------------------------------------------------------------------------
Taiwan                   25869.00244    CEQ      11/5/1999    88119344          1/1/2002   NI-147720    ISSUED
--------------------------------------------------------------------------------------------------------------------------
Venezuela                25869.00245    CEQ      11/5/1999    1999002269                                PENDING
--------------------------------------------------------------------------------------------------------------------------
Brazil                   25869.00246    DCA      11/5/1999    P199067951                                PENDING
--------------------------------------------------------------------------------------------------------------------------
Canada                   25869.00247    DCA      11/5/1999    2,316,823                                 PENDING
--------------------------------------------------------------------------------------------------------------------------
China                    25869.00248    DCA      11/5/1999    99802034.6                                PENDING
--------------------------------------------------------------------------------------------------------------------------
Cuba                     25869.00249    DCA      11/5/1999    1672000                                   ABANDONED
--------------------------------------------------------------------------------------------------------------------------
Czech Republic           25869.00250    DCA      11/5/1999    PV20003697                                PENDING
--------------------------------------------------------------------------------------------------------------------------
European Patent          25869.00251    DCA      11/5/1999    99962712.8                                PUBLISHED
--------------------------------------------------------------------------------------------------------------------------
Hungary                  25869.00252    DCA      11/5/1999    PV 1497-2000                              PENDING
--------------------------------------------------------------------------------------------------------------------------
Japan                    25869.00253    DCA      11/5/1999    2000581654                                PENDING
--------------------------------------------------------------------------------------------------------------------------
South Korea              25869.00254    DCA      11/5/1999    2000-7007450                              PENDING
--------------------------------------------------------------------------------------------------------------------------
Mexico                   25869.00255    DCA      11/5/1999    006528                                    PENDING
--------------------------------------------------------------------------------------------------------------------------
Russian Federation       25859.00256    DCA      11/5/1999    2000125887        8/20/2002  3187855      ISSUED
--------------------------------------------------------------------------------------------------------------------------
Slovak Republic          25869.00257    DCA      11/5/1999    PV149700                                  PENDING
--------------------------------------------------------------------------------------------------------------------------

EXHIBIT B

                            MUTUAL RELEASE AGREEMENT

         THIS MUTUAL RELEASE AGREEMENT (this "Agreement") is effective as of the Closing Date among Triton Private Equities Fund, L.P. ("Triton"), a Delaware limited partnership, Nurescell Inc., a Nevada corporation ("Nurescell"), Advanced Technology Industries, Inc., a Delaware corporation ("ATI"), and ATI Nuklear AG, a German corporation ("ATI Sub"), all of whom are hereafter referred to as the "Parties." This Agreement is delivered pursuant to Section 2.01(a)(ii) of that certain Restructure Agreement, dated March 19, 2003, among Triton, Nurescell, ATI and ATI Sub (the "Restructure Agreement"). All capitalized terms used herein and not defined have the meanings assigned to them in the Restructure Agreement.

                                    RECITALS

         A. Nurescell, ATI and ATI Sub entered into the Restructure Agreement, which provides for, among other things, the cancellation of, and concomitant elimination of such Parties' respective obligations to each other under, the License Agreement, the Investment Agreement, the Modification Agreement, the 2001 Restructure Agreement and the ATI Sub Note.

         B. The Parties desire to eliminate all obligations that they may owe to one another under any agreement or otherwise, except for the Parties' respective obligations set forth in the Restructure Agreement and, as to Nurescell, the obligations that it owes to Triton under the 1999 Note, the 2000 Note, the Registration Agreements, the Securities Purchase Agreement dated as of December 15, 1999, the Warrant to Purchase Common Stock dated December 15, 1999, the Securities Purchase Agreement dated as of February 8, 2000, the Warrant to Purchase Common Stock dated February 8, 2000, the Pledge and Security Agreement dated August 8, 2002, the $26,000 Secured Promissory Note dated August 8, 2002, the $7,650 Unsecured Promissory Note dated August 26, 2002 and any other obligations of Nurescell to Triton arising by their mutual consent on or after August 26, 2002 (collectively, the "Triton Obligations").

                                    AGREEMENT

         NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, and in consideration of the mutual promises, covenants and conditions herein contained, the Parties agree as follows:

         1. MUTUAL RELEASE.

         (a) The Parties hereby, for themselves, their employees, agents, partners, subsidiaries, affiliates, representatives, successors and assigns, discharge and release one another, their past and present employees (except Adrian Joseph), directors, agents, executors, administrators, trustees, attorneys, partners, insurers, representatives, assigns, predecessors, successors and related entities (the "Released Parties"), from any and all claims, damages, actions, judgments, obligations, attorneys' fees, indemnities, subrogations, duties, demands, controversies and liabilities of every nature at law or in equity, liquidated, or unliquidated, known or unknown, matured or unmatured, foreseeable or unforeseeable, which they had or have arising out of any circumstance, thing, or event alleged occurring contemporaneously with or prior to the Closing Date, or arising out of the 2001 Restructure Agreement, any cash advances or loans among one another, the License Agreement, the Investment Agreement, the Modification Agreement, the ATI Sub Note or any other agreement or understanding, other than (i) the Restructure Agreement and the Exhibits and Schedules attached thereto, (ii) solely as to Nurescell, the Triton Obligations and (iii) to Shelby Brewer and Jim Samuelson for salary, consulting fees, loans and expenses owed.

         (b) Each party hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Party, based on any matter purported to be released hereby

         2. WAIVER OF UNKNOWN CLAIMS. It is understood and agreed that the Parties' releases set forth hereinabove extend to all claims of every kind, nature and description whatsoever, known or unknown, suspected or unsuspected and any and all rights under the provisions of Section 1542 of the Civil Code of California or under any comparable statute of any other jurisdiction. The Parties expressly acknowledge that they are familiar with and expressly waive and relinquish every right or benefit they have or may have under the provisions of Section 1542 of the Civil Code of California which reads as follows:

                  "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

         3. ENTIRE AGREEMENT. This Agreement contains the sole, complete and entire agreement and understanding of the Parties concerning the matters contained herein and may not be altered, modified, or changed in any manner except by a writing duly executed by the Parties. No Party is relying on any representations other than those expressly set forth herein. No conditions precedent to the effectiveness of this Agreement exists, other than as expressly provided for herein. There are no oral or written collateral agreements other than the Restructure Agreement. All prior discussions and negotiations have been and are merged, integrated into and superseded by this Agreement.

         4. WAIVER. The delay or failure of a Party to exercise any right, power or privilege hereunder, or failure to strictly enforce any breach or default shall not constitute a waiver with respect thereto; and no waiver of any such right, power, privilege, breach or default on any one occasion shall constitute a waiver thereof on subsequent occasion unless clear and express notice thereof in writing is provided.

         5. ATTORNEYS' FEES UPON BREACH. If any action at law or in equity, or any motion, is brought to enforce this Agreement, the prevailing Party shall be entitled to all of its costs in bringing and prosecuting said action or motion, including reasonable attorneys' fees.

         6. APPLICABLE LAW. This Agreement shall be construed according to the laws of the State of California in effect as of the date of execution.

         7. ADVICE OF COUNSEL. The Parties represent that prior to the execution of this Agreement they had the opportunity to seek the benefit of independent legal counsel of their own selection regarding the substance of this Agreement.

         8. REPRESENTATION OF AUTHORITY. Each individual executing this Agreement on behalf of any Party expressly represents and warrants that he/she has authority to execute and thereby bind the Party on behalf of which he/she executes this Agreement to the terms of this Agreement and agrees to indemnify and hold harmless each other party from any claim that such authority did not exist.

         9. HEADINGS. The headings included in this Agreement are for convenience only and do not limit, alter, or affect the matters contained in this Agreement or the paragraphs they encaption.

         10. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which together constitute one single document.

         11. TELEFACSIMILE SIGNATURES. This Agreement and any documents relating to it may be executed and transmitted to any other party by telefacsimile, which telefacsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked document.

         12. DATE OF EXECUTION. The Parties execute this Agreement as of the Closing Date.


NURESCELL INC.                                 ADVANCED TECHNOLOGY
                                               INDUSTRIES, INC.

By: _________________________                  By: _____________________________
Name: _______________________                  Name:____________________________
Title: ______________________                  Title: __________________________



TRITON PRIVATE EQUITIES                        ATI NUKLEAR AG
FUND, L.P.
By: Triton Capital Management, L.L.C.,
       General Partner

By: _________________________                  By: _____________________________
Name: _______________________                  Name: ___________________________
Title: ______________________                  Title: __________________________